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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                                                    Commission File No.  0-14836

                           NOTIFICATION OF LATE FILING
    (Check one):   [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q
[ ]  Form N-SAR
       For Period Ended June 30, 2001
[ ]  Transition Report on Form 10-K         [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F         [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

         For the Transition Period Ended:
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         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant     Metal Management, Inc.
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Former name if applicable
   General Parametrics Corporation
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Address of principal executive office (Street and number)
   500 N.  Dearborn Street, Suite 600
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City, state and zip code    Chicago, IL 60610
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                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

  [X]    (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [ ]    (b)   The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ]    (c)   The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          Metal Management, Inc., a Delaware corporation (the "Company") emerged from bankruptcy effective June 29, 2001 (for financial reporting purposes, the effective date is June 30, 2001). Generally accepted accounting principles require that the Company adopt Fresh Start Accounting which results in the creation of a new reporting entity. Accordingly, the Company's assets and liabilities must be recorded at estimated fair market value as of June 30, 2001. The Company is still in the process of finalizing its fresh start accounting adjustments and reviewing these adjustments with its independent auditors. The Company will file its quarterly report on Form 10-Q as soon as practicable.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Amit N. Patel                                      312            645-0700
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(Name)                                          (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)
                                                                [X] Yes   [ ] No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [ ] Yes   [X] No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             Metal Management, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   August 15, 2001                     By:  /s/ Amit N. Patel
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                                                Amit N. Patel
                                                Vice President and Controller









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